UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Spanish Securities Market legislation, hereby proceeds to notify the following:

INSIDE INFORMATION

Further to the notice of (i) Inside Information of 29 October 2021, with CNMV registration number 1127 (the “Initial II”); (ii) Inside Information of 3 February 2022, with CNMV registration number 1277; and (iii) Inside Information of 16 March 2022, with CNMV registration number 1365 (the “Second Tranche Execution II”), BBVA hereby notifies that:

1)

It has agreed to complete the Program Scheme[1] by executing the Second Segment[2] for the purpose of reducing BBVA’s share capital, for a maximum amount of 1,000 million Euros and a maximum number of BBVA shares to be acquired of 149,996,808.

2)	The Second Segment, which will also be executed externally, through a lead-manager, is expected to commence on 1 July 2022 and will end no later than 29 September 2022.

BBVA will carry out a separate communication prior to the commencement of the execution of the Second Segment with its specific terms and conditions.

Madrid, 28 June 2022

[1]	The term Program Scheme will have the same meaning as provided in the Initial II.
[2]	The term Second Segment will have the same meaning as provided in the Second Tranche Execution II.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: June 28, 2022
By: /s/ Antonio Borraz Peralta

Name: Antonio Borraz Peralta
Title: Assets and Liabilities Management Director